February 14, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 26, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of Energem Corp. (the “Company” or “Energem”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated February 8, 2023, with respect to the above-referenced registration statement on Form S-4, relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company. Concurrently with this submission, the Company has filed Amendment No. 2 to Registration Statement on Form S-4 pursuant to the Staff’s comments (the “S-4” or the “ Registration Statement”).

Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 1 filed January 26, 2023

General

1. Please revise your disclosure to reflect that the combined entity will continue to file reports as a domestic issuer at least until the last business day of its next second fiscal quarter, at which time it would be able to assess its status as a foreign private issuer pursuant to the definition thereof in Securities Act Rule 405. Include disclosure to describe the effects on the combined entity and shareholders regarding both outcomes of the FPI determination. Disclose the date on which the FPI determination will be made, and reconcile disclosure on page 112 that refers to June 30, 2022, as the date the next determination will be made. Revise disclosure throughout that states you “are” or “will be” a foreign private issuer for consistency with the foregoing, for example by describing management’s expectations.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it revised the disclosure on the cover page and pages 37, 65, 66, 94, 95, 112, 114, 122, and 132 accordingly.

2. We note disclosure on page 132 includes among the conditions of closing that “each of Graphjet and Energem on the one hand, and Energem, on the other hand, shall have received reasonably satisfactory evidence that, following the Closing of the Business Combination, Graphjet will qualify as a foreign private issuer pursuant to Rule 4b-4 of the Exchange Act as of the Closing.” However, we are not able to locate this closing condition within the Share Purchase Agreement attached as Annex A. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it deleted the bulletpoint to which to the Staff referred because of its lack of applicability.

1990 K Street NW, Suite 340, Washington, D.C. 20006

P: (202) 935-3390

3. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements as long as you are a smaller reporting company. Please make conforming changes throughout the registration statement as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it added a risk factor accordingly.

4. We note revised risk factor disclosure on page 52 that depending on the number of shares redeemed by Energem’s public shareholders, the former Graphjet equity holders may control a majority of the voting power, and the combined entity may then be a “controlled company.” However, disclosure elsewhere indicates that the public shareholders will hold less than 2% of the combined entity (e.g., page 41), and the table of beneficial ownership appears to indicate no owners greater than 2.36% (page 119). Please revise your risk factor to clearly state whether the combined entity will or will not be a controlled company in light of the foregoing. In addition, we note potentially inconsistent disclosure regarding controlled company status on pages 35 and 149; please revise to reconcile. If the combined entity will be a controlled company, revise your prospectus cover pages to so state and to indicate whether it intends to rely on the controlled company exemptions.

Response: The Company respectfully advises the Staff that although there will be a concentration of ownership post-Transactions, the Combined Entity will not be a “controlled company” under the definition of the Nasdaq Stock Market after the Transactions even if a maximum number of redemptions occurs and no PIPE Investment closes. We refer the Staff to Nasdaq Listing Rule 5615(c)(1), which defines a controlled company as “a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” Moreover, there is no intention for any of the parties to enter into an agreement that directs voting for the election of the Combined Entity’s directors after the consummation of the Transactions. The risk factor on page 52 and other disclosure on page 149 were revised accordingly because no one person or entity owns 50% or more of Graphjet.

5. We note that you have filed the fairness opinion report from Baker Tilly. Please file the letter opinion of Baker Tilly as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and advises Baker Tilly has not prepared a letter opinion or any other work product than the Fairness Opinion previously provided at Exhibit 99.8.

Questions and Answers about the Business Combination . . . .

What happens to the funds deposited in the Trust Account . . . . , page 14

6. We note your revisions in response to prior comment 9. Please further revise the table to clearly disclose the deferred underwriting fee on a percentage basis for the current number of outstanding public shares (i.e., taking into account redemptions in connection with the extension, but without taking into account shares underlying public warrants) and at each potential redemption level presented in your sensitivity analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it revised the table to disclose the deferred underwriting fee on a percentage basis for the current number of outstanding public shares, taking into account redemptions to date, but without taking into account shares underlying public warrants, at each potential redemption level presented in the sensitivity analysis.

Proposal No.1 - The Business Combination Proposal, page 75

7. You disclose in the table on page 75 that Energem’s book value as of September 30, 2022 was $15.4 million. We note from Energem’s Form 10-Q filed on November 15, 2022 that the company had a total shareholders’ deficit of $3,998,194 as of September 30, 2022. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it updated the Book Value per Energem Ordinary Share tables on pages 75 and 120.

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8. Please revise the share ownership in the combined entity table on page 75 and unaudited pro forma financial statements from page 166 and 167 to also present the 50% redemption scenario, similar to your disclosures elsewhere on pages 75 and 41.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it revised the share ownership in the combined entity table (page 75) and the unaudited pro forma financial statements added disclosure (page 165 to present the 50% redemption scenario.

Proposal No. 1—The Business Combination Proposal

Background of the Business Combination, page 76

9. We note your response to prior comment 13. Please further address the following:

●	Revise to reconcile inconsistent disclosure regarding the current equity value of Graphjet, stated both as $1.38 billion and $2.20 billion, throughout the registration statement (for non-exclusive example, on pages 24 and 28).
●	Revise to explain whether and how “post-closing equity value” and “pro forma post-closing enterprise value” differ, given that both are quantified as $1.49 billion.
●	Disclosure on pages 79-82 includes various references to enterprise value (with modifiers such as closing, post-closing, and pro forma); please revise for clarity and consistency. Without limitation, reconcile apparently inconsistent statements regarding the final agreed-upon enterprise value on page 79 (“The proposed increase in the closing enterprise valuation by Graphjet to $2.0 billion was agreed to by Energem”) and page 82 (“Rimon P.C. replaced the placeholder of the transaction consideration and inserted the value of $1.38 billion, giving a tentative pro forma post-closing enterprise value of Energem at $1.49 billion” and “Nelson Mullins reverted confirming the transaction consideration of $1.38 billion”—and by implication the $1.49 billion enterprise value).
●	Further revise your disclosure to clarify how the enterprise value relates to terms used elsewhere in the registration statement, for instance current (or post-closing) equity value and/or fair market value.

Response: In response to the Staff’s comments, the Company expanded the disclosure throughout the Registration Statement: (i) regarding the Staff’s first bullet, the analysis of Baker Tilley showed a fair market value in a range from $2.2 to $2.6 billion; due to the fair market value in excess of the transaction consideration of $1.38 billion equity value, Baker Tilley deemed the transaction “fair” to Energem shareholders and we respectfully submit that both the market value range and the transaction consideration are referenced in the Registration Statement consistent with definitions to ensure references are clear to investors; (ii) regarding the Staff’s second bullet, we revised the disclosure to ensure all references to “pro forma post-closing enterprise value”; (iii) regarding the third bullet, the disclosure was clarified to avoid confusion about the price in the LOI changing upon further negotiations; and (iv) the final bullet, we have revised the Registration Statement to ensure consistent definitions are used for the three values: (a) fair market value was the result of the analysis done by Baker Tilley, (b) equity value was the transaction consideration to Graphjet selling shareholders before closing and (c) pro forma post-closing enterprise value is the Combined Entity enterprise value. Addressing this Comment 9, please see the cover page and pages 24, 26, 28, 46, 74, 76, 79, 80, 83, 90 and elsewhere.

10. We note your response to prior comment 14. Please further revise to disclose whether Arc Group had a pre-existing relationship with Graphjet. Additionally revise to clearly state whether Graphjet engaged a financial advisor in connection with the business combination and, if so, to describe its role. Reconcile apparently inconsistent disclosure that indicates that Baker Tilley acted as the independent financial advisor to both Energem and Graphjet, for example on pages 46, 79, 80, and 81.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it added disclosure on page 77 to clarify that Arc Group had no pre-existing relationship with Graphjet.

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Beneficial Ownership of Combined Entity Securities, page 119

11. We note your response to prior comment 19. Please revise the disclosure preceding the table to clarify the information presented, including that it reflects (i) actual share ownership as of the date of the registration statement and (ii) projected share ownership upon completion of the business combination, together with relevant assumptions (for example, that post-combination percentages reflect 100% redemption by public shareholders, if true). Eliminate table headings that refer to assumed redemptions and the PIPE investment. The two columns captioned “Number of Graphjet Ordinary Shares” and “Number of Ordinary Shares” appear identical; please consolidate and clarify. It is not clear what information is presented in the two columns captioned “FA Shares” (for example, do these represent shares owned by Energem LLC that will be transferred to Arc Group?); consider eliminating these columns and including relevant explanation within a note to the table. Additionally confirm the percentages, as the totals in the final row appear to combine pre-combination and post-combination amounts.

Response: In response to the Staff’s comment, the Company has revised the table of Beneficial Ownership of Combined Entity Securities and the disclosure preceding the table to clarify the information presented.

Material U.S. Federal Income Tax Considerations, page 137

12. We note your responses to prior comments 40 and 41. Please add disclosure regarding the tax consequences of the business combination under Section 351(a) of the Code.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it added disclosure regarding the tax consequences of the business combination under Section 351(a) of the Code.

Graphjet’s Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows for the Years Ended September 30, 2022 and 2021, page 163

13. We note your revision on page 163 in response to prior comment 24 and reissue in part. Your discussion of your operating cash flow activities continues to appear incorrect. Please revise your discussions to be consistent with the activity in your tables.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the “Operating activities” language on page 163 was corrected accordingly.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 166

14. We note your response to prior comment 27 and reissue the comment. Please revise to present parenthetically in the pro forma balance sheet the number of shares issued and outstanding on a historical and pro forma basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises that Graphjet’s Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022 has been revised by adding an additional note to explain issued and outstanding shares for each class of ordinary shares and preferred shares as of September 30, 2022 on a historical basis and on a pro forma basis.

Legal Matters, page 171

15. We note your response to prior comment 29 and reissue our comment. Please revise your disclosure to indicate that Rimon Law is delivering the legality opinion filed as Exhibit 5.1 and the tax opinion filed as Exhibit 8.1. Please also revise your reference to SEPA to SPA.

Response: In response to the Staff’s comment, the Company revised the discussion under the section heading “Legal Matters” accordingly.

Exhibits

16. Please file the Standby Equity Purchase Agreement executed with YA II PN, LTD on January 12, 2023, as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Standby Equity Purchase Agreement has been filed as Exhibit 10.24 to the Registration Statement.

*****

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer, Energem Corp

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